UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (AMENDMENT NO. 1)*

                        Return on Investment Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    761307107
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                                 (CUSIP Number)

                                Barry Zwarenstein
                             VeriFone Holdings, Inc.
                          2099 Gateway Place, Suite 600
                           San Jose, California 95110
                                 (408) 232-7800
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 28, 2005
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

--------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
CUSIP NO. 761307107
--------------------------------------------------------------------------------
 1. NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    VeriFone Holdings, Inc.;  I.R.S. Identification No. 04-3692546
--------------------------------------------------------------------------------
 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                       (A) [ ]
                                                                       (B) [X]**
--------------------------------------------------------------------------------
 3. SEC USE ONLY

--------------------------------------------------------------------------------
 4. SOURCE OF FUNDS*

    Not Applicable
--------------------------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d)OR 2(e) [ ]
--------------------------------------------------------------------------------
 6. CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                   7.   SOLE VOTING POWER
  NUMBER OF             0
    SHARES        --------------------------------------------------------------
BENEFICIALLY       8.   SHARED VOTING POWER
  OWNED BY              0
    EACH          --------------------------------------------------------------
 REPORTING         9.   SOLE DISPOSITIVE POWER
   PERSON               0
    WITH          --------------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        0
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON
    0
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [ ]
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON*

    HC, CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------
** See Item 4. of the Schedule 13D.

--------------------------------------------------------------------------------
CUSIP NO. 761307107
--------------------------------------------------------------------------------
 1. NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    VeriFone Intermediate Holdings, Inc.
--------------------------------------------------------------------------------
 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                       (A) [ ]
                                                                       (B) [X]**
--------------------------------------------------------------------------------
 3. SEC USE ONLY

--------------------------------------------------------------------------------
 4. SOURCE OF FUNDS*

    Not Applicable
--------------------------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d)OR 2(e) [ ]
--------------------------------------------------------------------------------
 6. CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                   7.   SOLE VOTING POWER
  NUMBER OF             0
    SHARES        --------------------------------------------------------------
BENEFICIALLY       8.   SHARED VOTING POWER
  OWNED BY              0
    EACH          --------------------------------------------------------------
 REPORTING         9.   SOLE DISPOSITIVE POWER
   PERSON               0
    WITH          --------------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        0
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON
    0
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [ ]
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON*

    HC, CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------
** See Item 4. of the Schedule 13D.

--------------------------------------------------------------------------------
CUSIP NO. 761307107
--------------------------------------------------------------------------------
 1. NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    VeriFone, Inc.
--------------------------------------------------------------------------------
 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                       (A) [ ]
                                                                       (B) [X]**
--------------------------------------------------------------------------------
 3. SEC USE ONLY

--------------------------------------------------------------------------------
 4. SOURCE OF FUNDS*

    Not Applicable
--------------------------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d)OR 2(e) [ ]
--------------------------------------------------------------------------------
 6. CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                   7.   SOLE VOTING POWER
  NUMBER OF             0
    SHARES        --------------------------------------------------------------
BENEFICIALLY       8.   SHARED VOTING POWER
  OWNED BY              0
    EACH          --------------------------------------------------------------
 REPORTING         9.   SOLE DISPOSITIVE POWER
   PERSON               0
    WITH          --------------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        0
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON
    0
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [ ]
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON*

    CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------
** See Item 4. of the Schedule 13D.

INTRODUCTION

         This Amendment No. 1 amends the Schedule 13D filed on December 21, 2004 (the "Schedule 13D"), by VeriFone Holdings, Inc., a Delaware corporation ("VeriFone Holdings"), VeriFone Intermediate Holdings, Inc., a Delaware corporation ("VeriFone Intermediate Holdings") and VeriFone, Inc., a Delaware corporation ("VeriFone" and, together with VeriFone Holdings and VeriFone Intermediate Holdings, the "Reporting Persons"), with respect to the shares of common stock, $0.01 par value (the "Common Stock"), of Return on Investment Corporation, a Delaware corporation (the "Company"). Capitalized terms used and not defined in this Amendment No. 1 shall have the meanings set forth in the
Schedule 13D. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously provided on the Schedule 13D.

1.       ITEM 4 OF THE SCHEDULE 13D IS HEREBY AMENDED TO ADD THE FOLLOWING
         INFORMATION:

Item 4.  Purpose of Transaction
         ----------------------

         On February 28, 2005, VeriFone, the Company and GO Software completed the Transaction pursuant to the terms of the Asset Purchase Agreement, upon which the Voting Agreement and the irrevocable proxies delivered pursuant thereto by the Stockholders to VeriFone terminated automatically in accordance with their terms.

2.       ITEM 5 OF THE SCHEDULE 13D IS HEREBY AMENDED TO ADD THE FOLLOWING
         INFORMATION:

Item 5.  Interests in Securities of the Company
         --------------------------------------

(a), (b) and (e) On February 28, 2005, the Voting Agreement and the irrevocable proxies delivered pursuant thereto by the Stockholders to VeriFone terminated automatically in accordance with their terms, as a result of which each of the Reporting Persons beneficially owns no shares of the Common Stock of the Company and has ceased to be a beneficial owner of more than five percent of the Common Stock of the Company.

                                   SIGNATURES

              After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: February 28, 2005

                                          VERIFONE HOLDINGS, INC.



                                          By:      /s/ Barry Zwarenstein
                                                   -----------------------
                                          Name:    Barry Zwarenstein
                                          Title:   Chief Financial Officer



                                          VERIFONE INTERMEDIATE HOLDINGS, INC.



                                          By:      /s/ Barry Zwarenstein
                                                   -----------------------
                                          Name:    Barry Zwarenstein
                                          Title:   Chief Financial Officer



                                          VERIFONE, INC.



                                          By:      /s/ Barry Zwarenstein
                                                   -----------------------
                                          Name:    Barry Zwarenstein
                                          Title:   Chief Financial Officer

                                   SCHEDULE I

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                             VERIFONE HOLDINGS, INC.

     The name, present principal occupation or employment, and the name of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of VeriFone Holdings, Inc. is set forth below. Except as set forth below each of the directors and executive officers is a citizen of the United States. The business address of each director and officer is VeriFone Holdings, Inc., 2099 Gateway Place, Suite 600, San Jose, California 95110.

Name                        Present Principal Occupation or Employment
----                        ------------------------------------------

Douglas Bergeron            Chairman of the Board of Directors and Chief
                            Executive Officer of VeriFone Holdings, Inc.
                            (Citizen of Canada)

Craig Bondy                 Principal, GTCR Golder Rauner, L.L.C.

James Castle                President and Chief Executive Officer, Castle
                            Information Technologies, LLC

Leslie Denend               Retired; formerly chief executive officer and
                            president of Network General Corporation.

Robert B. Henske            Chief Financial Officer and Senior Vice President of
                            Finance and Administration of Intuit Inc.

Collin Roche                Principal, GTCR Golder Rauner, L.L.C.

Daniel Timm                 Principal, GTCR Golder Rauner, L.L.C.

Jesse Adams                 Executive Vice President, North America Sales,
                            VeriFone Holdings, Inc.

William Atkinson            Executive Vice President, Global Marketing and
                            Business Development, VeriFone Holdings, Inc.

David Turnbull              Executive Vice President, Operations, VeriFone
                            Holdings, Inc.

Elmore Waller               Executive Vice President, Integrated Solutions,
                            VeriFone Holdings, Inc.

Barry Zwarenstein           Senior Vice President and Chief Financial Officer,
                            VeriFone Holdings, Inc.

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                      VERIFONE INTERMEDIATE HOLDINGS, INC.

     The name, present principal occupation or employment, and the name of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of VeriFone Intermediate Holdings, Inc. is set forth below. Except as set forth below each of the directors and executive officers is a citizen of the United States. The business address of each director and officer is VeriFone Holdings, Inc., 2099 Gateway Place, Suite 600, San Jose, California 95110.

Name                        Present Principal Occupation or Employment
----                        ------------------------------------------

Douglas Bergeron            Chairman of the Board of Directors and Chief
                            Executive Officer of VeriFone Holdings, Inc.
                            (Citizen of Canada)

Craig Bondy                 Principal, GTCR Golder Rauner, L.L.C.

James Castle                President and Chief Executive Officer, Castle
                            Information Technologies, LLC

Leslie Denend               Retired; formerly chief executive officer and
                            president of Network General Corporation.

Robert B. Henske            Chief Financial Officer and Senior Vice President of
                            Finance and Administration of Intuit Inc.

Collin Roche                Principal, GTCR Golder Rauner, L.L.C.

Daniel Timm                 Principal, GTCR Golder Rauner, L.L.C.

Jesse Adams                 Executive Vice President, North America Sales,
                            VeriFone Holdings, Inc.

William Atkinson            Executive Vice President, Global Marketing and
                            Business Development, VeriFone Holdings, Inc.

David Turnbull              Executive Vice President, Operations, VeriFone
                            Holdings, Inc.

Elmore Waller               Executive Vice President, Integrated Solutions,
                            VeriFone Holdings, Inc.

Barry Zwarenstein           Senior Vice President and Chief Financial Officer,
                            VeriFone Holdings, Inc.

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                                 VERIFONE, INC.

     The name, present principal occupation or employment, and the name of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of VeriFone, Inc. is set forth below. Except as set forth below each of the directors and executive officers is a citizen of the United States. The business address of each director and officer is VeriFone Holdings, Inc., 2099 Gateway Place, Suite 600, San Jose, California 95110.

Name                        Present Principal Occupation or Employment
----                        ------------------------------------------

Douglas Bergeron            Chairman of the Board of Directors and Chief
                            Executive Officer of VeriFone Holdings, Inc.
                            (Citizen of Canada)

Craig Bondy                 Principal, GTCR Golder Rauner, L.L.C.

James Castle                President and Chief Executive Officer, Castle
                            Information Technologies, LLC

Leslie Denend               Retired; formerly chief executive officer and
                            president of Network General Corporation.

Robert B. Henske            Chief Financial Officer and Senior Vice President of
                            Finance and Administration of Intuit Inc.

Collin Roche                Principal, GTCR Golder Rauner, L.L.C.

Daniel Timm                 Principal, GTCR Golder Rauner, L.L.C.

Jesse Adams                 Executive Vice President, North America Sales,
                            VeriFone Holdings, Inc.

William Atkinson            Executive Vice President, Global Marketing and
                            Business Development, VeriFone Holdings, Inc.

David Turnbull              Executive Vice President, Operations, VeriFone
                            Holdings, Inc.

Elmore Waller               Executive Vice President, Integrated Solutions,
                            VeriFone Holdings, Inc.

Barry Zwarenstein           Senior Vice President and Chief Financial Officer,
                            VeriFone Holdings, Inc.

                                      -3-